PROVIDENT FINANCIAL SERVICES, INC.

239 Washington Street

Jersey City, New Jersey 07302

May 5, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Provident Financial Services, Inc.
Registration Statement on Form S-4 (Registration Number 333-237842)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Provident Financial Services, Inc., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on May 7, 2020 at 4:00 p.m., or as soon thereafter as is practicable.

Very truly yours,
/s/ John F. Kuntz
John F. Kuntz, Esq.
Senior Executive Vice President, General Counsel & Corporate Secretary (Duly Authorized Representative)